SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEDIAMIND TECHNOLOGIES INC.
(Name of Subject Company)

MEDIAMIND TECHNOLOGIES INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Schedule 14D-9 initially filed with the United States Securities and Exchange Commission on June 24, 2011, (as subsequently amended, the “Schedule 14D-9”) by MediaMind Technologies, Inc. (“MediaMind”), relating to the tender offer by DG Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation, to purchase all of the outstanding Shares of MediaMind for $22.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 9.             EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(8)	Press Release issued by MediaMind on July 21, 2011: MediaMind Technologies Responds to Inquiries Regarding Israeli Tax Withholding Law.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MediaMind Technologies Inc.

By:	/s/ Vered Raviv-Schwarz
	Name:	Vered Raviv-Schwarz
	Title:	General Counsel and Corporate Secretary

Dated: July 21, 2011

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(8)*	Press Release issued by MediaMind on July 21, 2011: MediaMind Technologies Responds to Inquiries Regarding Israeli Tax Withholding Law.

* Filed herewith.

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